SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

11 April 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER


06012549

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 10 April 2006 as published in the South China Morning Post in Hong Kong on 11 April 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr Bric Luk

e:\cc\CWTC_Listco\Announcement\Share Reform 06\L-security.doc2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF THE VOTING RESULTS OF THE SHAREHOLDERS' MEETING RELATING TO THE SHARE REFORM SCHEME OF AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED (INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA)

SUMMARY

Reference is made to the announcement of Shangri-La Asia Limited (the "Company") dated 6 March 2006 in respect of the Share Reform Scheme of CWTC Listco.

The Board of the Company wishes to announce that on 10 April 2006, the board of directors of CWTC Listco announced that the resolution relating to the Share Reform Scheme of CWTC Listco was duly passed at the Shareholders' Meeting of CWTC Listco.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Reference is made to the announcement of the Company dated 6 March 2006 in respect of the Share Reform Scheme of CWTC Listco (the "Announcement"). Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

On 10 April 2006, the board of directors of CWTC Listco announced that the resolution relating to the Share Reform Scheme of CWTC Listco was duly passed at the Shareholders' Meeting of CWTC Listco.

Before implementation of the Share Reform Scheme of CWTC Listco, the Company owns 50% equity interest in CWTC Holdco (the Non-tradeable Shareholder) which in turn owns 80% interest in CWTC Listco. Therefore, the Company indirectly has 40% effective interest in CWTC Listco.

As the Share Reform Scheme of CWTC Listco was approved at the Shareholders' Meeting and will be implemented accordingly, the effective interest of CWTC Holdco in CWTC Listco will be reduced from 80% to 75%. The Company's effective interest in CWTC Holdco will remain at 50% and its effective interest in CWTC Listco will be reduced from 40% to 37.5%. The exact implementation date of the Share Reform Scheme of CWTC Listco will be subject to the completion of all the required procedures of the Shanghai Stock Exchange and the China Securities Depository and Clearing Corporation Limited in Shanghai. The Company will continue to account for its 50% share of the consolidated results and net assets of CWTC Holdco after making appropriate adjustments to conform with the Company's accounting policies which are in accordance with accounting principles generally accepted in Hong Kong.

Based on the audited financial statements of CWTC Holdco as at 31 December 2005 (which already accounted for its share of results in CWTC Listco based on the published audited financial statements of CWTC Listco as at 31 December 2005) and after making appropriate adjustments to conform with the Company's accounting policies, it is expected that the Company will record an estimated loss of approximately US$14 million in its 2006 consolidated financial statements due to the implementation of the Share Reform Scheme of CWTC Listco.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 10 April 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purposes only*